Morgan Stanley	March 2014 Pricing Sheet dated March 7, 2014 relating to Preliminary Terms No. 1,324 dated March 6, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Contingent Income Auto-Callable Securities due March 13, 2017
All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index and the EURO STOXX 50® Index
Principal at Risk Securities
PRICING TERMS – MARCH 7, 2014
Issuer:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”) and EURO STOXX 50® Index (the “SX5E Index”)
Aggregate principal amount:	$3,213,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	March 7, 2014
Original issue date:	March 12, 2014 (3 business days after the pricing date)
Maturity date:	March 13, 2017
Early redemption:
If, on any redemption determination date, beginning on the third scheduled business day preceding June 13, 2014, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.  No further payments will be made on the securities once they have been redeemed.
The securities will not be redeemed early on any early redemption date if the index closing value of either underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Contingent quarterly coupon:
A contingent coupon at an annual rate of 8.75% (corresponding to $21.875 per quarter per security) will be paid on the securities on each coupon payment date but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.
If, on any observation date, the closing value of either underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable quarterly period. It is possible that one or both underlying indices will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:
If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon with respect to the final observation date

If the final index value of either underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index.  This amount will be less than 80% of the stated principal amount of the securities and could be zero.

Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$958.84 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$22.50	$977.50
Total	$3,213,000	$72,292.50	$3,140,707.50

(1)
Selected dealers and their financial advisors, including Morgan Stanley Wealth Management (an affiliate of the agent), will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $22.50 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the securities.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 1,324 dated March 6, 2014
Product Supplement for Auto-Callable Securities dated October 19, 2012           Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837

Terms continued from previous page:
Redemption determination dates:
Quarterly, on the third scheduled business day preceding each scheduled early redemption date, beginning on the third scheduled business day preceding June 13, 2014, subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:
Starting on June 13, 2014, quarterly, on the 13th day of each March, June, September and December; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Coupon barrier level:	With respect to the RTY Index: 962.653, which is approximately 80% of its initial index value With respect to the SX5E Index: 2,476.248, which is 80% of its initial index value
Downside threshold level:	With respect to the RTY Index: 962.653, which is approximately 80% of its initial index value With respect to the SX5E Index: 2,476.248, which is 80% of its initial index value
Initial index value:	With respect to the RTY Index: 1,203.316, which is its index closing value on the pricing date With respect to the SX5E Index: 3,095.31, which is its index closing value on the pricing date
Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the larger percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:
Quarterly, on the 13th day of each March, June, September and December, beginning June 13, 2014; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the June 13, 2014 coupon payment date, subject to postponement for non-index business days and certain market disruption events.  We also refer to the third scheduled business day prior to the scheduled maturity date as the final observation date.

CUSIP / ISIN:	61761JPR4 / US61761JPR40
Listing:	The securities will not be listed on any securities exchange.